January 21, 2010

By EDGAR and Federal Express

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Attention:                                         Kevin Dougherty

Timothy Levenberg

Re:                             Mines Management, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008 (“2008 10-K”)
Filed March 16, 2009
Schedule 14A filed April 30, 2009 (“2009 Proxy”)
File No. 001-32074

Dear Messrs. Dougherty and Levenberg:

On behalf of Mines Management, Inc. (the “Company”), set forth below are the responses of the Company to the comments received from the Staff of the Securities and Exchange Commission contained in the letter dated December 30, 2009 regarding the above-referenced filings.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.  Responses are numbered to reference the appropriate comment number.

Form 10-K for the Fiscal Year Ended December 31, 2008

Commission File Number

1.  Although the most recent Form 10-K you filed includes the correct file number, beginning with the Form 10-K for the year ended 12/31/2007, you have used three different file numbers on the cover pages of your Exchange Act filings.  We refer you to your subsequent filings on Form 10-Q, for example.  Please ensure that all your Exchange Act filings include the correct file number.

Response 1:

All future filings made under the Securities Exchange Act of 1934, as amended, will be made under the File No. 001-32074.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial and Operating Results, page 28

2.  Throughout the results of operations you describe factors that contributed to a material change in expenditures without quantifying each factor.  For instance, you disclose that Montanore project expenses increased in 2008 mainly due to permitting efforts and preparations to begin dewatering the Libby adit.  However, you have not quantified each factor contributing to a material increase in expenditures.  To the extent that there have been period-to period changes in any item you discuss, identify each material factor that contributed to the change, and quantify the impact of the identified factors, including any offsetting factors.  See Instruction 4 to Item 303(a) of Regulation S-K and Section III.D. of SEC Release 33-6835 for more information.

Response 2:

“Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial and Operating Results” would read as follows:

Mines Management, Inc. reported a net loss for the year ended December 31, 2008 of $10.3 million or $0.45 per share compared to a loss of $8.3 million or $0.46 per share for the year ended December 31, 2007.  The $2.0 million increase in net loss during 2008 and the $2.4 million increase in net loss in 2007, in each case over the prior year, were mainly due to permitting efforts for the Montanore Project and preparations to begin the dewatering and rehabilitation of the Libby adit.  The following table summarizes expenditures by category and year:

	Expense Summary
Expenditures	2008	2007	2006
	(millions)
Montanore Project Expense	$4.8	$3.6	$2.8
Administrative Expense	$3.6	$4.6	$2.5
Depreciation	$1.0	$0.3	$0.1
Non Cash Stock Option Expense	$1.7	$0.9	$0.9
Interest Income	$(0.8)	$(1.1)	$(.3)

Montanore Project expense includes exploration, fees, filing and licenses, and technical services, including environmental, engineering and permitting expense.   Montanore Project expense increased by $1.2 million in 2008 compared to 2007.  The increase in expenses arose as a result of (i) payments to an adit rehabilitation contractor to begin underground sump construction and pump installations in the third and fourth quarters ($700,000), (ii) payments to an environmental consultant to conduct additional studies needed for the draft EIS, which was issued for public comment in February 2009, and to incorporate U.S. Forest Service and

Montana Department of Environmental Quality comments into the draft EIS ($150,000), and (iii) a full year versus a partial year of salaries paid in 2008 for four supervisory mine site employees hired during2007, resulting in an increase of $350,000 in salaries.  Administrative expense, which includes general overhead and office expense, legal, accounting, compensation, rent, taxes, and investor relations expense, decreased in 2008 by $1.0 million.  The decrease includes the absence in 2008 of $500,000 paid to Montana Reserve Company in 2007 for purchase of a royalty.  In addition, the Company incurred $500,000 in property charges in 2007 related to a write down in 2007, and there was no comparable expense in 2008.  Other factors in administrative expense include a $200,000 reduction in outside consultant fees for land claims in 2008, which was offset by an increase of $200,000 in 2008 of fees paid to our directors.  Depreciation expense increased by $0.7 million in 2008 because there was a full year of depreciation on approximately $6.0 million of equipment purchased during 2007, the majority of which was purchased during the latter part of the year.  Non cash stock option expense increased by $800,000 during 2008 primarily due to the recording of stock option grants upon approval by stockholders of the 2007 Stock Option Plan.  While the stock option plan was adopted by directors and options were granted in 2007, both were subject to the receipt of stockholder approval, which was received at the May 2008 annual meeting, following which   $800,000 of expense associated with the grants was recognized.

Montanore Project expense increased from $2.8 million in 2006 to $3.6 million in 2007  as a result of payments  to consultants in 2007 for permitting activities, collecting additional environmental baseline data, mineralized material and resource studies, and exploration activities related to reopening the Libby adit.  Administrative expense increased $2.1 million or 107% in 2007 over 2006.  This increase is attributed to the purchase in November 2007 of the MRC 5% net proceed Royalty for $500,000, expensing of $500,000 in property charges related to a write down, addition of seven staff members and salary increases among existing staff amounting to $450,000, increased promotional and investor relations expenses of $200,000, and increased legal and accounting fees of $300,000 associated with our cross-border equity financings in 2007 that resulted in gross proceeds of $44.2 million.  Interest income increased significantly by $0.8 million due to the increased cash on hand after completing the public and private stock offerings.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3 — Property, Plant and Equipment, page 42

3.  We note the disclosure indicating that construction has begun on the certain systems at the Libby adit at the Montanore project, with approximately $1.5 million included in construction in progress as of December 31, 2008.  Separately, we note that the Montanore project is in the exploration stage.  In view of the status of the Montanore project as an exploration stage project, explain to us your basis for capitalizing costs incurred in connection with the construction at the Libby adit.

Response 3:  As indicated in Note 1 to the financial statements, all exploration expenditures are expensed as incurred in accordance with U.S generally accepting accounting principles.

However, significant property and equipment acquisition payments for active exploration properties are capitalized, including payments to acquire mineral rights.  During 2007 and 2008, certain costs incurred to purchase equipment and to construct facilities used in rehabilitating and maintaining the adit during the exploration stage of the Montanore Project were capitalized.  The Company determined that these costs met the definition of an asset and that they were recoverable through salvage value or transfer of the assets to other locations or companies.  A detailed list of these assets is provided in the response to Comment 4, including a discussion of the assets included in construction in progress as of December 31, 2008 and September 30, 2009.

4.  To help us understand your accounting for activities at the Montanore project, please provide us with a schedule that details, as of December 31, 2008 and September 30, 2009, the amount, nature and purpose of each item capitalized under the balance sheet captions “Construction in progress”, “Mine buildings and leasehold improvements”, and “Plant and equipment.”  For each item, explain why you believe capitalization is appropriate given the status of the Montanore project as an exploration stage project.  As part of your response, explain whether, and to what extent, each capitalized item has an alternative future use.

Response 4:

The following list sets forth the assets capitalized under the captions “Mine buildings and leasehold improvements,” “Plant and Equipment” and “Construction in Progress” at December 31, 2008 and September 30, 2009.  Accounts are shown at cost without taking into account accumulated depreciation.

	Cost
	December 31, 2008	September 30, 2009
Mine Buildings and Leasehold Improvements
Libby Adit Shop Building	94,618	94,618
Libby Adit Site Office Bldg	103,750	103,750
Cold Storage Facility	52,845	52,845
Libby Adit Fence	143,969	143,969
Libby, MT Office Building & Remodel	412,387	412,387
Spokane, WA Office - Leasehold Improvements	28,886	28,886
Total Mine Buildings and Leasehold Improvements	836,454	836,454

Plant and Equipment
Clark Equipment	24,434	24,434
Autocad software	4,779	4,779
Server, SCSI	7,978	7,978
Multigas Protector	1,164	1,164
Radio at Libby office and adit	5,780	5,780
Survey Equipment	41,860	41,860
Snow Plow	7,336	7,336

	December 31, 2008	September 30, 2009
3010 Diesel ATV	11,348	11,348
Jarvis Clark Scissorlift	89,625	89,625
20” Block Saw	3,929	3,929
Waste Oil Furnace - Adit Shop	6,464	6,464
Ventilation System Fans	74,160	74,160
Satellite Phone System	7,270	7,270
Toro 40 Mine Dump Truck	791,910	791,910
Caterpiller Wheel Loader	219,000	219,000
Caterpiller Telehandler	101,000	101,000
Caterpiller Backhoe	89,500	89,500
Caterpiller Jib Crane Attachment	6,100	6,100
Toro 6 Loader & Bucket	564,758	564,758
Ingersoll-Rand Compressor	19,369	19,369
Toro 40 Dump Truck	791,910	791,910
Underground Bolter Drill Rebolt	730,091	730,091
B50-523 Getman Scaler	239,750	239,750
LHD Loader Model LH410	545,416	545,416
Hydraulic Drill Axera 7-240	743,295	743,295
Lubrication Truck	256,378	256,378
Scissorlift	280,508	280,508
12 Man Emergency Refuge Chamber	75,352	75,352
12 Man Emergency Refuge Chamber	75,352	75,352
2-500 Emulsion Truck	284,631	284,631
Emulsion loading system for emulsion truck	29,009	29,009
Water Treatment Plant	1,625,132	1,625,132
EDO Bucket-Shark 32mm pointer	15,522	15,522
Satellite Radio Communications System	9,810	9,810
Apex Submersible Pump	5,350	5,350
	7,785,270	7,785,270

Vehicles
2008 Ford Expedition	31,364	31,364
2006 Ford F-350	34,100	34,100
2006 Chevy Silverado	25,464	25,464
2007 Ford F-250 Crew	31,023	31,023
2007 Silverado 1500 4WD Ext Cab	27,829	27,829
1998 Ford Water Truck	26,500	26,500
2007 Ford E-350 Wagon	41,422	41,422
Ford E-350 White Van	38,935	38,935
2008 Ford Expedition	33,314	33,314
	289,951	289,951

Total Plant and Equipment	8,075,220	8,075,220

	December 31, 2008	September 30, 2009

Construction in Progress
Asset Retirement Obligation	344,187	344,187
Underground Electrical System	725,857	725,857
Underground Pumping System	609,034	609,034
Ventilation System	165,022	165,022
Engineering Design for Nitrate Treatment and Removal System	99,905	189,116

Total Construction in Progress	1,944,005	2,033,216

Mine Buildings and Leasehold Improvements.  The Company maintains a corporate office in Spokane Washington, an office in downtown Libby, Montana, and several support structures at the adit site, which is in a remote location near Libby.  The Company believes these structures meet the definition of an asset and could be utilized beyond the exploration activities at the Montanore Project.  If necessary, these structures could be sold as is or dismantled, moved and put to use in another location.

Plant and Equipment.  The Company believes the equipment listed above meets the definition of an asset and has an alternative use beyond the exploration activities at the Montanore Project.  Most of the equipment listed is mobile equipment which is readily transferable to another mining property.  The water treatment plant is an engineered facility for filtering and treating all water pumped out of the mine.  It includes a filtering system, automatic water sampling system, computer controlled water quality and volume monitoring system, necessary heavy duty PVC piping, specialized water treatment tanks and filter media flushing system, all encased in a re-usable metal structure.  All of these parts could be dismantled and resold if necessary.

Construction in Progress.  The construction in progress account collects project specific costs which are reviewed periodically to determine which items have been placed in service and whether they should be expensed or capitalized.  The adit rehabilitation project was placed on hold in May of 2009 per agreement with the US Forest Service until the final Environmental Impact Statement and Record of Decision is complete.  The underground electrical system is comprised of generators, transformers, substations and switching gear which could be utilized in any similar power distribution system.  The underground pumping system is a utility system comprised of pumping gear and piping to dewater the underground mining system.  These components are transferrable to another entity for similar endeavors.  The ventilation system is comprised of specialized ventilation bagging and hangers for carrying airflow into the adit opening.  This material has not been placed in service and therefore could be reused at another location.  The nitrate treatment and removal system is included in the engineering and technical specifications for the plant that will be built and placed underground when the blasting and drifting commences.

Accordingly, the Company believes that all of the capitalized amounts meet the tests for asset treatment.

Note 11 — Stock Options, page 45

5.  We note you disclose “during 2008, the Company cancelled and reissued 3,452,000 stock options….”  However, based on the tabular disclosure of option activity under your plans, it appears that the 3,452,000 options you cancelled and reissued is greater than the maximum amount outstanding during 2008.  Please provide a reconciliation that resolves this apparent inconsistency.

Response 5:

The Company has a policy of re-pricing stock options when the market price of the stock is $1.00 below the exercise price of the outstanding option.  This policy is embedded in the 2007 Stock Option Plan, which was approved by stockholders in 2008.  During 2008, the Company’s stock price fluctuated from a high of $4.39 on February 28 to a low of $0.57 on October 27.  Consequently, 1,416,000 options were re-priced more than once during the year.  The following table summarizes the options re-priced during 2008:

Date of Repricing	Number of Options	Number of Times Re- Priced	Exercise Price Prior to Re-Pricing	Market Price	Exercise Price After Re-Pricing
6/25/2008	18,000	1	$3.79	$2.64	$2.64
8/12/2008	535,000	1	$3.33	$2.31	$2.31
8/14/2008	30,000	1	$3.30	$2.18	$2.18
8/14/2008	75,000	1	$3.18	$2.18	$2.18
8/25/2008	758,000	1	$2.99	$1.99	$1.99
9/9/2008	620,000	1	$2.82	$1.29	$1.29
9/9/2008	18,000	2	$2.64	$1.29	$1.29
9/9/2008	535,000	2	$2.31	$1.29	$1.29
10/7/2008	105,000	2	$2.18	$1.15	$1.15
10/17/2008	758,000	2	$1.99	$0.99	$0.99
	3,452,000

Executive Compensation (as incorporated by reference from Definitive Proxy Statement filed April 30, 2009)

Compensation Discussion and Analysis

Establishing Compensation Opportunities, page 13

6.  It appears that you may have benchmarked portions of your executive compensation against a “peer group” in 2008.  However, you have not disclosed your basis for selecting the peer group you identify, nor do you clearly explain how the comparative compensation information was used.  Please provide a concise discussion of how you selected these peer companies and how you used the comparative compensation information in your decision making process, including but not limited to if you benchmarked your total compensation for any named executive officer, or any material elements thereof, to a set percentage of such peer compensation, and if so, the nature and extent of any discretion the compensation committee retains.  See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K.

Response 6:

The peer group was selected from precious metals or base metals companies located in the west or northwest.  However, the compensation information of the peer group was only used as a guide to give the compensation committee comparable information against which to measure its decisions, and as a basis for concluding that the Company’s compensation levels remained competitive with comparable companies.  The compensation of the peer group was not used as a benchmark for Company compensation decisions, as the compensation committee has retained discretion to set compensation annually.  The peer companies were selected randomly from companies meeting the above criteria in June 2007 and have been consistently used from that date.

The reference to benchmarking in the Compensation Discussion and Analysis was an incorrect description of the use of peer group information, since the compensation information for the peer group was only used as a general guide to ensure that actual salaries were in line for the industry.  The reference will not appear in future filings.

Compensation Components, page 13

7.  You disclose that you increased base salary for each of your named executive officers by 11%  based on individual performance, company performance, and to bring salaries in line with your identified peer group.  Similarly, you disclose that you awarded cash bonuses ranging from $10,000 to $15,000 per executive based on achievement of individual goals and completion of certain milestones in 2008, and also that you award stock options based on achievement of corporate objectives.  However, you have not provided any discussion of what such individual or company targets were nor how achievement relative to such targeted individual or corporate performance goals translated into the specific payouts for each type of award.  To the extent your compensation is based in any part on individual performance, clearly describe the elements of individual performance.  See item 402(b)(2)(vii) of Regulation S-K.  Also disclose the applicable corporate performance targets.  See Item 402(B)(2)(v) of Regulation S-K.

Response 7:

In August 2007, the Company entered into employment agreements with its three executive officers providing for annual salaries of $300,000, $200,000 and $150,000 for the CEO, CFO and Vice President of Corporate Development, respectively.  2007 salary levels appearing in the Summary Compensation Table reflected a partial year at this salary level and a partial year at the prior, lower salary level.  In 2008, there was no change in salary levels, but the 11% increase between 2007 and 2008 reflected in the Summary Compensation Table consist of a full year of compensation at the levels agreed upon and initiated in August 2007.

The bonuses ranging from $10,000 to $15,000 were in line with the total $60,000 authorized by the compensation committee for the Company.  Bonuses were based on accomplishments during 2008 that included (i) strengthening the financial area by hiring a controller; (ii) progress in the completion of the draft EIS, which was issued for public comment in late 2008 and achievement of other milestones related to the permitting process; (iii) completion of significant steps in preparing for the underground exploration program, including design and installation of a water treatment facility for the Montanore dewatering project, construction of initial infrastructure for the adit dewatering project, including pumping stations, construction of a ventilation system and an electrical system, and purchase and assembly of $6.0 million of mining equipment; and (iv) implementation of an investor relation program.  While each of these executive officers has a particular portfolio, the executive officers work together on most operational issues relating to development of the Montanore Project.

The Compensation Committee did not establish targets at the beginning of 2008 or measure performance against particular targets in determining bonus amounts.  Rather, it evaluated the activities of the executives at the end of the year to assess achievements during the year.

8.  If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.  If disclosure of quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.  See Instruction 4 to Item 402(b) of Regulation S-K.

Response 8:

As stated above, the Company does not utilize targets in determining compensation.  As an exploration stage company, its progress is not assessed by financial statement measures but by progress in moving the Montanore project forward.  The goals to be achieved are principally the resolution of permitting issues and the construction of infrastructure required for the next stage of development of the Montanore project.  These goals, and the progress toward those goals, are fully disclosed in the Company’s public reports.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters (as Incorporated by reference from Definitive Proxy Statement filed April 30, 2009)

Security Ownership of Directors and Management, page 5

9.  Please clarify if the options or warrants exercisable within 60 days, which appear to be included for the purpose of computing the percentage of the outstanding class owned by each executive, are thereafter not deemed outstanding for the purpose of computing the percentage of the class by any other person.  See Exchange Act Rule 13d-3(d)(l)(i).

Response 9:

This is to confirm that all options and warrants exercisable within 60 days are included for the purpose of computing the percentage ownership of each executive but are not included in determining the percentage ownership of any other person.

Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

10.  The certifications you filed omit the required introductory language in paragraph 4 referring to internal control over financial reporting.  Please provide corrected certifications.

Response 10:

Revised certifications will be filed as per the attached Exhibits 31.1 and 31.2.

Engineering Comments on Form 10-K for the Fiscal Year Ended December 31, 2008

Non-Reserves Reported in Canada, page 18

11.  We note you disclose resource estimates in addition to mineralized material.  With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions, such as resource estimates, is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7.  However, your jurisdiction of incorporation is Idaho and as such, only those terms specified by Industry Guide 7 may be used in U.S. SEC filings.  The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents.  In future filings, please remove all resource disclosure.

Response 11:

Future filings under the U.S. securities laws will omit disclosure of resources consistent with Industry Guide 7 and accepted SEC practice.

The Company will file revised certifications under a Form 10-K/A.  With respect to other comments, we would like to discuss with you the necessity of amending the 2008 10-K and 2009 Proxy.  The Form 10-K and proxy for the current year are currently being prepared, and both of these documents will incorporate as appropriate the matters described in this letter.  Given the timing and nature of the Staff comments, the Company believes that investors would not receive any material benefit from an amendment to the 2008 10-K or 2009 Proxy.

Please call me at (303) 892-7477 if you would like to discuss these matters.

Very truly yours,

/s/ Patricia Peterson

Patricia Peterson
for
Davis Graham & Stubbs LLP

EXHIBIT 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Glenn M. Dobbs, certify that:

1.       I have reviewed this Annual Report on Form 10-K of Mines Management, Inc. (the “registrant”);

2.       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.       The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.         Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.         Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.         Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.         Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

a.         All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.         Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  February     , 2010

\s\ Glenn M. Dobbs
Glenn M. Dobbs
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James H. Moore, certify that:

1.               I have reviewed this Annual Report on Form 10-K of Mines Management, Inc. (the “registrant”);

2.               Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.               Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.               The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.         Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.         Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.         Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.         Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.               The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

a.         All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.         Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  February     , 2010

\s\ James H. Moore
James H. Moore
Chief Financial Officer